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                 June 21, 2022

       Anthony K. McDonald
       Chief Executive Officer
       CEA Industries Inc.
       385 South Pierce Avenue, Suite C
       Louisville, Colorado 80301

                                                        Re: CEA Industries Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 10, 2022
                                                            File No. 333-265520

       Dear Mr. McDonald:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Joe McCann at 202-551-6262 or Aric Prazeres at 202-551-4841 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Life Sciences
       cc:                                              Andrew Hudders